Filed by Power & Digital Infrastructure Acquisition II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition II Corp.

Commission File No. 001-41151

U.S. Department of Energy

Office of Technology Transitions

November 9, 2023

DOE and Montana Technologies Announce Breakthrough in HVAC and Water Harvesting Technology

•      Breakthrough Approach will Bring a Low-Cost, Low-Energy Refrigerant-Free HVAC and Drinkable Water Solution to the World

•      Montana’s AirJoule™ Technology Can Reduce Power Consumption by up to 75% and Can Reduce Carbon Emissions by a corresponding percentage.

RONAN, MONTANA - Montana Technologies LLC, the inventor of AirJoule™, and the Department of Energy today announced that they have successfully overcome the commercialization barriers that once hindered the widespread adoption of metal organic frameworks (MOFs) to harvest the atmosphere as an around-the-clock renewable thermal energy and drinkable water source. The discovery science breakthrough had been researched by DOE’s Pacific Northwest National Laboratory (PNNL) for more than 20 years. Montana Technologies licensed PNNL’s invention, engineered and built the system to make it all work, and will now commercialize and scale MOFs in its partnership with BASF in their AirJoule™ product, so it can be applied in commercial heating, ventilation, and air conditioning (HVAC) systems as well as in applications where drinkable water is needed via a low-cost, energy efficient method.

AirJoule™ is a novel clean technology to assist HVAC original equipment manufacturers (OEMs) in providing efficient and sustainable air conditioning as well as pure water from the air. AirJoule™ technology offers the lowest energy consumption per liter of water removed from the air when compared with any competing technology that has been developed to date. The patented system works by using the atmosphere as an accessible renewable thermal energy and water resource, costing less than conventional dehumidification systems and using up to 75% less electricity.

“We have long recognized the potential of MOFs to extract molecules from the atmosphere, but the cost was always too high to make their use economically viable,” said Dr. Asmeret Asefaw Berhe, Director of the Office of Science at the U.S. Department of Energy. “The AirJoule platform solves this issue and will potentially have many uses to decarbonize and improve our world.”

Through a joint development agreement with BASF, Montana Technologies has demonstrated scale-up and production of MOFs in volumes at a commercially viable cost.

“It was an honor to work with the world-class team of researchers and scientists at the Pacific Northwest National Laboratory on this important breakthrough,” said Matt Jore, CEO of Montana Technologies. “The commercial HVAC industry accounts for nearly 30% of all global warming emissions and 20% of power consumption worldwide. By incorporating the new AirJoule™ platform into future cooling products and in regions where drinkable water is in short supply, there is an unprecedented opportunity to make a materially positive impact on our world.”

Through a Strategic Partnership Project (SPP) Agreement, PNNL and Montana Technologies developed MOF recipes and coating processes to optimize the performance of early AirJoule™ prototypes. SPPs and cooperative research and development agreements (CRADAs) have long been a DOE tool for encouraging public-private collaborations and transferring technologies to the marketplace. In parallel with MOF and coating development, Montana Technologies developed and built the key components and system designs that are necessary to reach the low energetics and low cost of commercial products.

“I was a scientist at Pacific Northwest National Lab for 39 years before joining Montana Technologies in 2022," said Pete McGrail, Montana Technologies CTO and former Laboratory Fellow at PNNL. "In my 39 years of scientific discovery and innovation, I’ve only had scientific achievements like AirJoule happen a few times. The first time all the AirJoule components were integrated together as originally conceived earlier this year and seeing water pour out of the unit was extraordinarily gratifying and will one day be remembered, I believe, as an historical moment in scientific achievement."

Allan Tuan, Senior Commercialization Manager at PNNL, noted that “AirJouleTM is a wonderful example of a DOE National Lab, fulfilling its mission to conduct complex, fundamental, scientific research and to transfer resultant technologies to commercialization partners, like Montana Technologies, in order to advance the country’s economic, energy, and national security interests while maximizing public return and impact.”

“Leveraging the power and reach of the private sector to bring DOE clean energy technologies to market is a core objective of our department, and AirJoule™ represents a best-in-class manifestation of this goal,” said Dr. Vanessa Z. Chan, Chief Commercialization Officer, DOE, and Director of the Office of Technology Transitions. “We are excited to see the many important ways this powerful new approach is applied around the world.”

AirJoule™ key components and system designs are now being made available to HVAC OEMs for broad deployment in air conditioning applications and will also be distributed through organizations such as Water.org and the Water Keepers Alliance to provide humanitarian aid and emergency relief for those facing water shortages around the world.

“It’s always exciting when a new approach emerges that challenges conventional wisdom on how best to address the systemic issues that have plagued our planet for generations,” said Rima Kasia Oueid, Senior Commercialization Executive, DOE. “So, you can imagine our excitement when a new approach emerges with the potential to address three at the same time:power usage, greenhouse gas reduction, and water scarcity. It has been a pleasure to partner with Montana Technologies on this important initiative.”

Montana Technologies announced on June 5, 2023, that it will combine with Power & Digital Infrastructure Acquisition II Corp and list on the NASDAQ. The transaction is expected to close in the fourth quarter of 2023, and broad commercial adoption of the technology will occur in late 2024.

About Montana Technologies

Montana Technologies is an atmospheric energy and water harvesting technology company that provides efficient and sustainable air conditioning and pure water from air through its transformational AirJoule™ technology. For more information, visit www.mt.energy.

Press Contacts

Montana Technologies:

Andy Maas; Daniel Yunger

Kekst CNC

kekst-airjoule@kekstcnc.com

DOE Office of Technology Transitions:

OTT@hq.doe.gov

Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between Power & Digital Infrastructure Acquisition II Corp. (“XPDB”) and Montana Technologies, LLC (the “Company”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the impact, cost and performance of the AirJouletm technology once commercialized, the services offered by the Company and the markets in which the Company operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and XPDB’s or the Company’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of XPDB securities; (ii) the risk that the proposed business combination may not be completed by XPDB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by XPDB; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by XPDB’s stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by XPDB’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination and to support the future working capital needs of the Company; (v) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against XPDB or the Company related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of XPDB’s securities on the NASDAQ; (x) the price of XPDB’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and other documents filed, or to be filed with the SEC by XPDB, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither XPDB or the Company presently know or that XPDB or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in XPDB’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by XPDB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and XPDB and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XPDB nor the Company gives any assurance that either XPDB or the Company will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, XPDB has filed a registration statement on Form S-4, as amended to date (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement of XPDB. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all XPDB stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of XPDB’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). XPDB may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in XPDB’s securities. Before making any voting decision, investors and security holders of XPDB and other interested parties are urged to read the Registration Statement and the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by XPDB through the website maintained by the SEC at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654 or by contacting Morrow Sodali LLC, XPDB’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPDB, the Company and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from XPDB’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of XPDB and a description of their interests in XPDB is set forth in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XPDB, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.